FlatWorld Acquisition Corp.

(a corporation in the development stage)

BALANCE SHEETS

ASSETS	March 31, 2012 (Unaudited)	December 31, 2011
Current assets
Cash	$164,509	$165,870
Prepaid expense and other current assets	9,642	12,602
Total current assets	174,151	178,472
Restricted cash equivalents held in Trust Account	23,374,786	23,374,786
Total assets	$23,548,937	$23,553,258
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$27,800	$40,000
Due to affiliate	59,765	—
Deferred legal fee	50,000	50,000
Deferred underwriting fee	182,638	182,638
Total current liabilities	320,203	272,638

Ordinary shares subject to possible redemption (1,775,987 ordinary shares, at a per-share redemption price of approximately $10.18 at March 31, 2012 and December 31, 2011)	18,084,646	18,084,646
Commitments
Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—

Ordinary shares, no par value, unlimited shares authorized; 2,869,375 shares issued and outstanding (including 1,775,987 ordinary shares subject to possible redemption at March 31, 2012 and December 31, 2011)	3,918,873	3,918,873

Additional paid-in capital	1,500,000	1,500,000

Deficit accumulated during development stage	(274,785)	(222,899)
Total shareholders’ equity	5,144,088	5,195,974
Total liabilities and shareholders’ equity	$23,548,937	$23,553,258

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	June 25, 2010 (date of inception) to March 31, 2012

Revenue	$—	$—	$—
General and administrative expenses	63,305	57,440	324,833
Loss from operations	(63,305)	(57,440)	(324,833)
Interest and dividend income	11,419	9,306	50,048
Net loss attributable to ordinary shareholders	$(51,886)	$(48,134)	$(274,785)
Weighted average number of ordinary shares outstanding, basic and diluted	2,869,375	2,859,431	2,302,431
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.02)	$(0.02)	$(0. 12)

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from June 25, 2010 (date of inception) to March 31, 2012

	Ordinary Shares		Additional paid-in capital	Deficit accumulated during development stage	Total shareholders’ equity

	Shares	Amount no par

Sale of ordinary shares issued to initial shareholder on July 9, 2010 at approximately $0.040 per share, as adjusted	632,500	$25,000	$—	$—	$25,000

Sale of 2,200,000 units on December 15, 2010 (including 1,683,000 ordinary shares subject to possible redemption)	2,200,000	21,049,118			21,049,118
Net proceeds subject to possible redemption 1,683,000 ordinary shares, at redemption price		(17,166,600)			(17,166,600)
Sale of 2,000,000 private placement warrants on December 12, 2010			1,500,000		1,500,000
Net loss attributable to ordinary shareholders	—	—	—	(14,756)	(14,756)
Balance, December 31, 2010	2,832,500	3,907,518	1,500,000	(14,756)	5,392,762

Sale of 95,500 units on January 25, 2011 (including 92,987 ordinary shares subject to possible redemption) pursuant to the exercise of the underwriters' over-allotment option, net of underwriters’ discount and offering expenses	95,500	929,401			929,401
Forfeiture of sponsor shares on January 25, 2011 in connection with the underwriters’ election to not exercise its over-allotment option in full	(58,625)

Net proceeds subject to possible redemption 92,987 ordinary shares, at redemption price		(918, 046)			(918,046)

Net loss attributable to ordinary shareholders	—	—	—	(208,143)	(208,143)
Balances, December 31, 2011	2,869,375	$3,918,873	$1,500,000	$(222,899)	$5,195,974
Net loss attributable to ordinary shareholders (unaudited)	—	—	—	(51,886)	(51,886)
Balances, March 31, 2012 (unaudited)	2,869,375	$3,918,873	$1,500,000	$(274,785)	$5,144,088

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	June 25, 2010 (date of inception) to March 31, 2012
Cash Flows from Operating Activities
Net loss attributable to ordinary shareholders	$(51,886)	$(48,134)	$(274,785)

Changes in operating assets and liabilities:

(Increase) decrease in prepaid expense and other current assets	2,961	3,128	(9,642)
Decrease in due from affiliate	—	53,084	—
Increase (Decrease) in accounts payable and accrued expenses	(12,200)	(12,500)	27,800
Increase in due to affiliate	59,765	19,332	59,765
Net cash used in operating activities	(1,361)	14,910	(196,862)
Cash Flows from Investing Activities
Restricted cash equivalents held in Trust Account	—	(934,785)	(23,374,786)
Cash Flows from Financing Activities
Proceeds from note payable, shareholder	—	—	125,000
Proceeds from issuance of ordinary shares to initial shareholder	—	—	25,000
Proceeds from public offering	—	—	22,000,000
Proceeds from over-allotment	—	955,000	955,000
Proceeds from issuance of warrants	—	—	1,500,000
Payment of note payable, shareholder	—	—	(125,000)
Payment of offering costs	—	(59,246)	(743,843)
Net cash provided by financing activities	—	895,754	23,736,157
Net increase / (decrease) in cash	(1,361)	(24,121)	164,509
Cash at beginning of the period	165,870	345,518	—
Cash at end of the period	$164,509	$321,396	$164,509
Supplemental disclosure of non-cash financing activities:
Deferred underwriting fee	$—	$—	$182,638
Deferred legal fee	$—	$—	$50,000

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction is not limited to a particular industry, geographic region or minimum transaction value, but has focused its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. On June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year now ends on December 31st of each calendar year.

The Company is currently evaluating Business Transaction candidates. All activity through March 31, 2012 relates to the Company’s formation, initial public offering (“Offering”) described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the Offering was declared effective on December 9, 2010. The Company consummated the Offering on December 15, 2010 and received net proceeds of approximately   $21,000,000. On January 25, 2011, the Company consummated the closing of an additional 95,500 units pursuant to the exercise of the underwriters' over-allotment option and received additional net proceeds of approximately $929,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Transaction. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Transaction. Upon the closing of the Offering, the private placement of warrants and partial exercise of over-allotment, $23,374,786 was placed in a trust account (“Trust Account”) which may only be invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The funds in the Trust Account will not be released until the earlier of (i) the consummation of a Business Transaction or (ii) the distribution of the Trust Account as described below.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction.  The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 77.37% of the public shareholders exercise their redemption rights.  Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Transaction. However, the Company's sponsor’s, officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (solely in the event the Company seeks shareholder approval and is not subject to foreign private issuer rules), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, such Business Transaction. If the Company is subject to the U.S. domestic issuer rules at the time of Business Transaction, the Company's public shareholders voting in favor of initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes, but the Company's public shareholders voting against the Business Transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account. These ordinary shares are recorded at redemption value and classified as temporary equity, in accordance with FASB ASC 480-10. FWAC Holdings Limited (the “sponsor”) has agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote its initial shares in favor of approving a Business Transaction. The sponsor and the Company’s officers and directors have also agreed to vote ordinary shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s sponsor, officers and directors have agreed that the Company will only have 21 months from December 9, 2010, the date of the prospectus for the Offering, to consummate its initial Business Transaction.  If the Company does not consummate a business transaction within such 21 month period, it i) will distribute the Trust Account to the public shareholders, pro rata, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which it may withdraw for working capital purposes by way of redemption and (ii) intends to cease all operations except for the purpose of any winding up of its affairs.

In the event that the Company does not consummate a Business Combination by September 9, 2012, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the sponsor.  After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining shareholders according to the Company's plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements as of March 31, 2012 and the results of operations and cash flows for the periods presented are in U.S. dollars, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and notes required by GAAP for complete financial statements of the Company. In the opinion of management, all adjustments necessary for a fair presentation have been included and are of normal recurring nature. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for full year.

These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2011 included in the Company’s Annual Report on Form 20-F filed with SEC on April 30, 2012. The December 31, 2011 balance sheet included herein has been derived from those audited financial statements. The accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the December 31, 2011 audited financial statements.

Development stage company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Certification (“ASC”) 915, “Development Stage Entities.” At March 31, 2012, the Company had not commenced any operations nor generated revenue to date. All activity through March 31, 2012 relates to the Company’s formation, the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company has generated non-operating income in the form of interest income on the designated Trust Account subsequent to the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. At March 31, 2012, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,295,500 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of March 31, 2012 and 4,200,000 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2011, have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 77.37% of the shares sold in the Offering.

Accordingly, 1,775,987 of ordinary shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption to equal its redemption value at the end of each reporting period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. As of March 31, 2012, the funds held in the Trust Account were invested in a combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures” approximates the carrying amounts represented in the balance sheet.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

  Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

Investments

The Company carries its investments in money market funds at fair value. The Company’s investments are classified as level 1 under the fair value hierarchy. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

Income tax

The Government of British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of March 31, 2012 as there were no deferred tax assets at that date.

The Company complies with the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of March 31, 2012. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at March 31, 2012. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

NOTE C — INITIAL PUBLIC OFFERING

Between December 15, 2010 and January 25, 2011, the Company sold to the public 2,295,500 units (including 95,500 units sold pursuant to the over-allotment option) at $10.00 per unit (“Units”). Each Unit consists of one ordinary share of the Company, no par value, and one warrant to purchase one ordinary share (“Warrant”). Each warrant entitles the holder to purchase one ordinary share at a price of $11.00. Each warrant will become exercisable on the later of (i) 30 days after the Company’s completion of a Business Transaction or (ii) one year from December 9, 2010, the date of the prospectus for the Offering, and will expire five years from the date of the Company’s initial Business Transaction, or earlier upon redemption or liquidation.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the volume weighted average price of the ordinary shares is at least $16.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE D — RELATED PARTY TRANSACTIONS

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (up to 82,500 of which were subjected to forfeiture if the underwriters’ over-allotment option was not exercised in full). On January 25, 2011, the Company redeemed from its sponsor, at nominal cost, an aggregate of 58,625 ordinary shares. The Company redeemed these ordinary shares in order to maintain the sponsor’s 20% ownership interest in the Company after giving effect to partial exercise of the underwriters’ over-allotment option. All share information in the Company’s financial statements have been retroactively restated for the effect of the share splits. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the Offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

The Company entered into an unsecured promissory note with the Company’s sponsor in an aggregate principal amount of $125,000 on July 9, 2010. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the Offering. This promissory note was repaid on December 15, 2010.

During the three months ending March 31, 2012, an affiliate of the Company paid certain vendor bills on behalf of the Company. As of March 31, 2012, the Company had a net balance due to its affiliate of $59,765 for payments to certain third party vendors and is recorded on the balance sheet as “Due to affiliate”.

The sponsor purchased on December 12, 2010, in a private placement, 2,000,000 warrants prior to the Offering at a price of $0.75 per warrant (a purchase price of $1,500,000) from the Company. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants exceeded the fair value of such warrants on the date of the purchase. The valuation was based on comparable initial public offerings by blank check companies in 2009 and 2010. The sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a Business Transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the sponsor will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815 derivatives and hedging.

On December 9, 2010, the Company entered into an Administrative Services Agreement with FWC Management Services Ltd, an entity controlled by two officers of the Company, for an estimated aggregate monthly fee of $7,500 for office space, secretarial, and administrative services. This agreement expires upon the earlier of the successful completion of the Business Transaction or September 9, 2012. Through March 31, 2012, $112,500 has been incurred under this agreement.

The sponsor will be entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2010, the date of the prospectus for the Offering. The sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE E — COMMITMENTS

The Company granted the underwriters a 45-day option to purchase up to 330,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions. On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option.

The Offering proceeds include a contingent fee equal to 3.75% of the sum of: (i) the gross proceeds of the Offering (less any amounts redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to Rodman & Renshaw (“Rodman”) and/or such other firms, if any, who are instrumental in advising us in connection with the consummation of the Business Transaction. If no amount is redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction, the deferred underwriting fee is $860,813 as of March 31, 2012. If the maximum number of shares subject to possible redemptions is redeemed, the deferred underwriting fee is $182,638 and is included in the balance sheet as of March 31, 2012.

The Company has deferred a portion of legal fee incurred in connection with the Offering. The total deferred fee of $50,000 is included in the balance sheet as of March 31, 2012 and is payable upon the consummation of a Business Transaction.

The Company also issued a unit purchase option, for $100, to Rodman, the representative of the underwriters in the Offering, to purchase 88,000 Units (4% of the total number of units sold in the Offering) at an exercise price of $12.50 per Unit. The Units issuable upon exercise of this option are identical to the Units offered in the Offering. This option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option at approximately $2.59 per unit using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.78% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

NOTE F — PREFERRED SHARES

The Company is authorized to issue 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by the Company's board of directors. The Company has five classes of preferred shares to give it flexibility as to the terms on which each Class is issued. No preferred shares are currently issued or outstanding at March 31, 2012.

NOTE G —RESTRICTED CASH EQUIVALENTS HELD IN TRUST ACCOUNT

Subsequent to the Offering, an amount of $23,374,786 (including $860,813 of deferred underwriting fee), including the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The Fair Value of the trust account at March 31, 2012 was $23,374,786. The interest earned on the proceeds placed in the trust account is available to the Company for working capital purposes.

NOTE H —FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, “Fair Value Measurements” for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

Description	Balance as of March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$23,374,786	$23,374,786	$ -	$ -